Exhibit (m)(ii)

SCHEDULE A

to the

DISTRIBUTION AND SERVICE PLAN

Dated May 9, 2024

as amended and restated June 3, 2025

Fund	Fee Rate (per annum of the average daily net assets of the Fund)	Commencement Date
Grayscale Privacy ETF	0.25%	[___]
Grayscale Bitcoin Miners ETF	0.25%	January 27, 2025
Grayscale Bitcoin Covered Call ETF	0.25%	March 31, 2025
Grayscale Bitcoin Premium Income ETF	0.25%	March 31, 2025
Grayscale Bitcoin Adopters ETF	0.25%	April 23, 2025
Grayscale Ethereum Covered Call ETF	0.25%	April 25, 2025
Grayscale Ethereum Premium Income ETF	0.25%	April 25, 2025
Grayscale Artificial Intelligence Infrastructure ETF	0.25%	June 3, 2025